Exhibit 19.1

ANTERO RESOURCES CORPORATION
insider Trading Policy
(Amended as of April 11, 2023)

This Insider Trading Policy (this “Policy”) provides guidelines to directors, officers and employees (collectively, the “Covered Persons” or “insiders”) of Antero Resources Corporation (the “Company”) with respect to transactions in the Company’s securities (such as common stock, options to buy or sell common stock, warrants and convertible securities) and derivative securities relating to the Company’s common stock, whether or not issued by the Company (such as exchange-traded options) for the purpose of promoting compliance with applicable securities laws.

This Policy applies to any Covered Person who receives or otherwise becomes aware of Material, Non-Public Information (as defined below) regarding (1) the Company and (2) any other company with publicly-traded securities, including the Company’s customers, joint-venture or strategic partners, vendors and suppliers (“business partners”), obtained in the course of employment by or in association with the Company.  This Policy also applies to any person who receives or otherwise becomes aware of Material, Non-Public Information, including any person who becomes aware of Material, Non-Public Information and does not know at the time that it is Material, Non-Public Information.  For that reason, all Covered Persons should treat all information regarding the Company and any other company with publicly-traded securities that such Covered Person is not confident is public information, as Material, Non-Public Information. In addition, the Company may, in its discretion, determine to hold contractors and the Company’s agents and representatives to the terms of this Policy or require that they provide proof of compliance with the principles of this Policy.  All insiders must comply strictly with this Policy.

The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. In the event of any conflict or inconsistency between this Policy and any other materials distributed by the Company, this Policy shall govern. If a law conflicts with this Policy, you must comply with the law.

You should read this Policy carefully and ask questions of the Company’s Chief Compliance Officer. Each employee must annually attest to their understanding of the Policy.

I.Definitions and Explanations
A.Material, Non-Public Information
1.What Information is “Material”?

It is not possible to define all categories of material information.  However, information should be regarded as material if there is a substantial likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities.  Information that is likely to affect the price of a company’s securities (whether positive or negative) is almost always material.  It is also important to remember that either positive or negative information may be material.

While it may be difficult under this standard to determine whether particular information is material, some examples of information that may be regarded as material include:

●Unpublished financial results (annual, quarterly or otherwise);
●Unpublished projections of future earnings or losses;
●News of a pending or proposed merger;
●News of a significant acquisition or a sale of significant assets;

●Impending announcements of bankruptcy or financial liquidity problems;
●Gain or loss of a substantial customer or supplier;
●Changes in the Company’s distribution or dividend policy;
●Stock splits;
●New equity or debt offerings;
●Significant developments in litigation or regulatory proceedings;
●Significant corporate events, including corporate crises involving cyber, data or personnel matters; and
●Changes in management.

The above list is for illustration purposes only. If securities transactions become the subject of scrutiny, they will be viewed after-the-fact and with the benefit of hindsight.  Therefore, before engaging in any securities transaction, you should consider carefully how the Securities and Exchange Commission (“SEC”) and others might view your transaction in hindsight and with all of the facts disclosed.

2.What Information is “Non-Public”?

Information is “non-public” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public.  In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public and the investing public must have had time to absorb the information fully.  Generally, and unless otherwise approved by the Company, one should allow two full Trading Days following publication as a reasonable waiting period before information is deemed to be public.

B.Related Person

“Related Person” means, with respect to the Company’s insiders:

●Any family member living in the insider’s household (including a spouse, minor child, minor stepchild, parent, stepparent, grandparent, sibling, in-law) and anyone else living in the insider’s household;
●Family members who do not live in the insider’s household but whose transactions in Company securities are directed by the insider or subject to the insider’s influence or control;
●Partnerships in which the insider is a general partner;
●Trusts of which the insider is a trustee;
●Estates of which the insider is an executor; and
●Other equivalent legal entities that such insider controls.

C.Trading Day

“Trading Day” means a day on which national stock exchanges or the Over-The-Counter Bulletin Board Quotation System are open for trading, and a “Trading Day” begins at the time trading begins.

II.General Policy

This Policy prohibits insiders from making certain transactions or “tipping,” either directly or indirectly, others who may trade in the Company’s securities while aware of Material, Non-Public Information about the Company.  Insiders are also prohibited from trading or tipping others who may trade in the securities of another company if they learn Material, Non-Public Information about the other company in connection with their employment by or relationship with the Company.  These illegal activities are commonly referred to as “insider trading.”

All insiders should treat Material, Non-Public Information about the Company’s business partners with the same care required with respect to Material, Non-Public Information related directly to the Company.

A.Transacting on Material, Non-Public Information

Except as otherwise specified in this Policy, no insider or Related Person shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she is aware of Material, Non-Public Information concerning the Company, and ending at the beginning of the third Trading Day following the date of public disclosure of the Material, Non-Public Information, or at the time that the information is no longer material. Furthermore, insiders are prohibited from giving bona fide gifts of the Company’s securities where the insider was aware of Material, Non-Public Information and knew or was reckless in not knowing that the recipient would sell the securities prior to the disclosure of such information.

B.Tipping Others of Material, Non-Public Information

No insider shall disclose or tip, either directly or indirectly, Material, Non-Public Information to any other person (including Related Persons) where the Material, Non-Public Information may be used by that person to his or her profit by trading in the securities of the company to which the Material, Non-Public Information relates, nor shall the insider or the Related Person make recommendations, either directly or indirectly, or express opinions on the basis of Material, Non-Public Information as to trading in the Company’s securities.  Insiders are not authorized to recommend the purchase or sale of the Company’s securities to any other person regardless of whether the insider is aware of Material, Non-Public Information.

C.Confidentiality of Material, Non-Public Information

Material, Non-Public Information relating to the Company is the Company’s property and the unauthorized disclosure of Material, Non-Public Information is prohibited.  If an insider receives any inquiry from outside the Company (such as a securities analyst) for information (particularly financial results and/or projections) that may be Material, Non-Public Information, the inquiry should be referred to the Company’s Chief Financial Officer, who is responsible for coordinating and overseeing the release of that information to the investing public, securities analysts and others in compliance with applicable laws and regulations.

D.Special and Prohibited Transactions

Because the Company believes it is improper and inappropriate for its insiders to engage in short-term or speculative transactions involving certain securities, it is the Company’s policy that its insiders may not engage in any of transactions specified below.

1.	Transactions in Company Debt Securities. Transactions in Company debt securities, whether or not those securities are convertible into Company common stock, are prohibited by this Policy.

2.	Hedging Transactions and Other Transactions Involving Company Derivative Securities. Hedging or monetization transactions, whether direct or indirect, involving the Company’s securities are completely prohibited, regardless of whether you are in possession of Material, Non-Public Information. A “short sale,” or sale of securities that the seller does not own at the time of sale or, if owned, that will not be delivered within 20 days of the sale, is an example of a prohibited hedging transaction.

Transactions involving Company-based derivative securities are completely prohibited, whether or not you are in possession of Material, Non-Public Information.  “Derivative securities” are options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company common stock.  Transactions in derivative securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars, and writing puts or calls.  Transactions in debt that may be convertible into Company common stock would also constitute a transaction in derivative securities prohibited by this Policy.  This Policy does not, however, restrict holding, exercising, or settling awards such as options, restricted stock, restricted stock units, or other derivative securities granted under a Company equity incentive plan as described in more detail below under “Exempted Transactions.”

3.	Purchases of Company Stock on Margin. Any of the Company’s common stock purchased in the open market should be paid for in full at the time of purchase. Purchasing the Company’s common stock on margin (e.g., borrowing money from a brokerage firm or other third party to fund the stock purchase) is strictly prohibited by this Policy.
4.	Pledges of Company Securities. Company stock pledged as collateral, including shares held in a margin account, may be sold without your consent by the lender in foreclosure if you default on your loan. A foreclosure sale that occurs when you are aware of Material, Non-Public Information may, under some circumstances, result in unlawful insider trading. Because of this danger, pledging Company securities as collateral is strictly prohibited by this Policy.
5.	Short Term Trading. Insiders who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa).
6.	Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, see Section V below) should be used only for a very brief period of time.
E.Exempted Transactions

This Policy does not apply in the case of the following transactions, except as specifically noted:

1.	Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
2.	Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which the insider elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.
3.	401(k) Plan. This Policy does not apply to purchases of Company securities in the Company’s 401(k) plan resulting from an insider’s periodic contribution of money to the plan pursuant to the insider’s payroll deduction election. This Policy does apply, however, to certain elections the insider may make under the 401(k) plan, including:
(a)	an election to increase or decrease the percentage of the insider’s periodic contributions that will be allocated to the Company stock fund;
(b)	an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund;
(c)	an election to borrow money against the insider’s 401(k) plan account if the loan will result in a liquidation of some or all of the insider’s Company stock fund balance; and
(d)	an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
4.	Employee Stock Purchase Plan. This Policy does not apply to purchases of Company securities in the employee stock purchase plan resulting from the insider’s periodic contribution of money to the plan pursuant to the election the insider made at the time of the insider’s enrollment in the plan. This Policy also does not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that the insider elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to the insider’s election to participate in the plan for any enrollment period, and to the insider’s sales of Company securities purchased pursuant to the plan.
5.	Dividend Reinvestment Plan. This Policy does not apply to purchases of Company securities under the Company’s dividend reinvestment plan resulting from the insider’s reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions the insider chooses to make to the dividend reinvestment plan, and to the insider’s election to participate in the plan or increase the insider’s level of participation in the plan. This Policy also applies to the insider’s sale of any Company securities purchased pursuant to the plan.
6.	Other Similar Transactions. Any other purchase of Company securities from the Company or sales of Company securities to the Company are not subject to this Policy.
F.Transactions Not Involving a Purchase or Sale

Bona fide gifts are not transactions subject to this Policy, unless the person making the gift was aware of Material, Non-Public Information at the time the gift was made and knew or was reckless in not knowing that the recipient would sell the securities prior to the disclosure of such information, or the person making the gift is subject to the trading restrictions specified below under the heading “Additional Trading Guidelines and Requirements for Certain Insiders” and has reason to believe that the recipient intends to sell the Company securities during a blackout period.

Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy.

G.Post-Termination Transactions

The guidelines set forth in this Section II continue to apply to transactions in the Company’s securities even after the insider has terminated employment or other service relationship with the Company as follows:  if the insider is aware of Material, Non-Public Information when his or her employment or service relationship terminates, the insider may not trade in the Company’s securities until that information has become public or is no longer material.

H.Waivers

The guidelines specified in Section II, Part D may be waived, at the discretion of the Audit Committee of the Company’s Board of Directors (the “Board”), if compliance would create severe hardship.

III.	Additional Trading Guidelines and Requirements for Certain Insiders
A.Blackout Period and Trading Window

In addition to the prohibitions set forth in Section II above, the Company has adopted certain “Blackout Periods” during which certain insiders are prohibited from trading Company securities even if the insider does not possess Material, Non-Public Information. These Blackout Periods are imposed to avoid the potential appearance that such insiders might take advantage of quarterly or annual financial information that has not yet been disclosed to the public. The four quarterly Trading Blackout Periods begin, respectively, at the close of trading on the 15th calendar day prior to the end of each fiscal quarter or year, and end, respectively, after two full Trading Days following issuance of the Company’s quarterly earnings release for the corresponding concluded fiscal quarter.

The following persons are prohibited from trading during the designated Blackout Periods (collectively, the “Window Group”):

●	all directors and Officers;
●	spouses of, and family members and other persons sharing the same household as, any of the persons in the first bullet point above;
●	family members of the persons listed in the first bullet point above (such as ancestors, brothers or sisters (whether by whole or half blood) or lineal descendants and any spouse of any of the foregoing) who do not share the same household as such persons but (1) who are employees or (2) whose transactions in Company securities are directed by or are subject to the influence or control of such persons or who consult with such persons before they trade in Company securities;
●	entities controlled by any of the persons in the first bullet point above;
●	all members of the Company’s Finance Group;
●	all Company finance, tax and legal personnel participating in the preparation of periodic reports; and
●	any other person who is so notified in writing.

“Officer” means the Company’s Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer, General Counsel, Corporate Secretary, Controller, Treasurer and any Senior Vice President or Vice President.

The Company will endeavor to notify the Window Group when the Blackout Period begins. Insiders who have not been identified as being in the Window Group must adhere to the general prohibitions set forth in this Policy.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that the Window Group refrain from executing transactions involving the purchase or sale of the Company’s securities other than during the period commencing at the opening of trading after the expiration of two full Trading Days following the issuance of the Company’s quarterly earnings release for the corresponding concluded fiscal quarter and continuing until the close of trading on the last day of each fiscal quarter (“Trading Window”).

From time to time, the Company may also prohibit the Window Group from trading the Company’s securities because of developments known to the Company and not yet disclosed to the public.  In this event, the Window Group may not engage in any transaction involving the purchase or sale of the Company’s securities until the information has been made known publicly and any transaction has been pre-cleated in accordance with Section III.B. The Window Group should not disclose to others the fact of the trading suspension.

It should also be noted that even for individuals not in the Window Group, any person aware of Material, Non-Public Information concerning the Company should not engage in any transactions in the Company’s securities until the information has been known publicly for at least two full Trading Days or unless otherwise approved by the Company’s Chief Compliance Officer, whether or not the Company has recommended a suspension of trading to that person.  Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all insiders should use good judgment at all times.

B.Pre-Clearance of Transactions

The Company has determined that the Window Group must not transact in the Company’s securities, even during a Trading Window, without first complying with the Company’s “pre-clearance” process.  Each member of the Window Group should contact the Company’s Chief Compliance Officer prior to commencing any transaction in the Company’s securities.  The Chief Compliance Officer will consult, as necessary, with senior management before clearing any proposed transaction.

Please note that clearance of a proposed transaction by the Company’s Chief Compliance Officer does not constitute legal advice regarding or otherwise acknowledge that a member of the Window Group does not possess Material, Non-Public Information.  Employees must ultimately make their own judgments regarding, and are personally responsible for determining, whether they are in possession of Material, Non-Public Information.

C.Hardship Waivers

The guidelines specified in this Section III may be waived, at the discretion of the Audit Committee, if compliance would create severe hardship or prevent an insider within the Window Group from complying with a court order, as in the case of a divorce settlement.

IV.Additional Information for Directors and Section 16 Officers

The Company’s directors and Section 16 officers (as defined below) are required to file Section 16 reports with the SEC when they engage in transactions in the Company’s securities.  Although the Company may generally assist its directors and Section 16 officers in preparing and filing the required reports, directors and Section 16 officers retain responsibility for the reports.

Directors and Section 16 officers shall also comply with the policies and procedures set forth in the Company’s Section 16 Reporting Policy.

Further, directors and Section 16 officers may be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction, or Regulation BTR, under the federal securities laws.  In general and with certain limited exemptions, Regulation BTR prohibits any director or Section 16 officer from engaging in certain transactions involving Company securities during periods when participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans.  The rules encompass a variety of pension plans, including Section 401(k) plans, profit-sharing and savings plans, stock bonus plans and money purchase pension plans.  Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or officer effecting the transaction.  In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability.  The Company will notify directors and Section 16 officers if they are subject to a blackout trading restriction under Regulation BTR.  Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy

“Section 16 officer” means the Company’s president, principal financial officer, principal accounting officer (or if none, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer who performs a policy-making function, as determined from time to time by the Board, or any other person who performs similar policy-making functions of the Company, as determined from time to time by the Board.  Officers of the Company’s subsidiaries shall also be deemed officers of the Company if they perform policy-making functions for the Company, as determined from time to time by the Board.

V.Planned Trading Programs

Rule 10b5-1 under the Exchange Act provides an affirmative defense to an allegation that a transaction has been made on the basis of Material, Non-Public Information.  Under the affirmative defense, insiders may transact in the Company’s securities even when aware of Material, Non-Public Information.  To meet the requirements of Rule 10b5-1, each of the following elements must be satisfied.

●	The transaction in the Company’s securities was effected pursuant to a pre-existing plan; and
●	The insider adopted the plan while unaware of any Material, Non-Public Information.

The general requirements of Rule 10b5-1 are as follows:

●	Before becoming aware of Material, Non-Public Information, the insider shall have (1) entered into a binding contract to purchase or sell the Company’s securities, (2) provided instructions to another person to execute the trade for his or her account, or (3) adopted a written plan for trading the Company’s securities (each of which is referred to as a “Rule 10b5-1 Plan”).
●	With respect to the purchase or sale of the Company’s securities, the Rule 10b5-1 Plan either: (1) expressly specified the amount of the securities (whether a specified number of securities or a specified dollar value of securities) to be purchased or sold on a specific date and at a specific price; (2) included a written formula or algorithm, or computer program, for determining the amount of the securities (whether a specified number of securities or a specified dollar value of securities), price and date; or (3) provided an employee or third party who is not aware of Material, Non-Public Information with discretion to purchase or sell the securities without any subsequent influence from the insider over how, when or whether to trade.
●	The purchase or sale that occurred was made pursuant to a written Rule 10b5-1 Plan. Any deviation in the amount, the price or the timing of the purchase or sale of the Company’s securities pursuant the plan, or any plan modification, such as the substitution or removal of a broker that is executing trades pursuant to a Rule 10b5-1 Plan, that changes the price or date on which purchases or sales are to be executed, will constitute a termination of the Rule 10b5-1 Plan and the adoption of a new Rule 10b5-1 Plan, which adoption must be made in good faith and which will trigger a new cooling-off period, in each case as detailed below.

●	An insider cannot enter into a corresponding or hedging transaction, or alter an existing corresponding or hedging position with respect to the securities to be bought or sold under the Rule 10b5-1 Plan.
●	The Rule 10b5-1 Plan must have been entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the insider who entered into the Rule 10b5-1 Plan must have acted in good faith with respect to the Rule 10b5-1 Plan. For the avoidance of doubt, any deviation or modification of a Rule 10b5-1 Plan must also be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

●	If the insider is a director or Section 16 officer, they cannot make any purchases or sales under the Rule 10b5-1 Plan until the expiration of a cooling-off period consisting of the later of (1) 90 days after the adoption of the Rule 10b5-1 Plan; or (2) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted. For all other insiders, no purchases or sales can occur under the Rule 10b5-1 Plan until the expiration of a cooling-off period that is 30 days after the adoption of the Rule 10b5-1 Plan.

●	If the insider is a director or Section 16 officer, the Rule 10b5-1 Plan must include a representation certifying that, as of the date of the adoption of the Rule 10b5-1 Plan, (1) the insider is not aware of any material nonpublic information about the Company; and (2) the insider is adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

●	The insider entering into the Rule 10b5-1 Plan must have no outstanding Rule 10b5-1 Plans at the time of adoption, except as otherwise provided under Rule 10b5-1 (e.g., if trading under a later commencing plan is not authorized until all trades under the earlier-commencing plan are completed or if there are separate plans for the purposes of “sell-to-cover” transactions to satisfy certain tax withholding obligations).
●	The insider may enter into only one single-trade Rule 10b5-1 Plan within the prior 12-month period, except as otherwise provided under Rule 10b5-1.

To help demonstrate that a Rule 10b5-1 Plan was entered into in good faith and not as part of an insider-trading scheme, the Company has adopted the following guidelines for such plans:

●	Adoption. Since adopting a plan is tantamount to an investment decision, the Rule 10b5-1 Plan may be adopted only during an open Trading Window when both (1) insider purchases and sales are otherwise permitted under this Policy and (2) the insider does not possess any Material, Non-Public Information. The Company may be required to make certain public disclosures regarding insider Rule 10b5-1 Plans, including quarterly disclosure of (i) whether any director or Section 16 officer has adopted or terminated any Rule 10b5-1 Plan or “non-Rule 10b5-1 trading arrangement” (i.e., trading plans that met the requirements of Rule 10b5-1 prior to the SEC’s adoption of the 2022 amendment thereto), (ii) whether such plans are intended to satisfy the affirmative defense of Rule 10b5-1(c) and (iii) the material terms of the plan, which may include the name of the insider, the date on which the plan was adopted or terminated, the duration of the plan and the aggregate amount of securities to be purchased or sold pursuant to the plan, but will not be required to include the price at which the plan is authorized to trade. All Rule 10b5-1 Plans for directors and Section 16 officers must be pre-cleared in writing in advance of adoption by the Audit Committee. Please note that the Company retains the right to reject and not permit the adoption of a Rule 10b5-1 Plan for any reason. Further, please note that if trading in the Company’s stock is suspended for any reason, such suspension shall take effect notwithstanding the existence of a Rule 10b5-1 Plan.
●	Initial Trading. For directors and Section 16 officers, trades may not be made until the expiration of a cooling-off period consisting of the later of (1) 90 days after the adoption of the Rule 10b5-1 Plan or (2) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted. For all other Covered Persons, trades may not be made until the expiration of a cooling-off period that is 30 days after the adoption of the Rule 10b5-1 Plan.
●	Plan Alterations. The SEC has differentiated between plan deviations and plan modifications. Rule 10b5-1 states that the affirmative defense is not available if the insider altered or deviated from the Rule 10b5-1 Plan. On the other hand, modifications to Rule 10b5-1 Plans are permitted as long as the insider, acting in good faith, does not possess Material, Non-Public Information at the time of the modification and meets all of the elements required at the inception of the plan. A modification or change to the amount, price, or timing of the purchase or sale of the securities (or a modification or change to a written formula or algorithm, or computer program that affects the amount, price, or timing of the purchase or sale of the securities) underlying a Rule 10b5-1 Plan is considered a termination of such Plan and an adoption of a new Plan, with such new adoption triggering a new cooling-off period. Further, the insider should avoid frequent modifications of Rule 10b5-1 Plans because this could raise concern about his or her good faith in establishing the plan.
●	Early Plan Terminations. Rule 10b5-1 does not expressly forbid the early termination of a Rule 10b5-1 Plan. However, the SEC has made clear that once a Rule 10b5-1 Plan is terminated, the affirmative defense may not apply to any trades that were made pursuant to that plan if such termination calls into question whether the good faith requirement was met or whether the plan was part of a plan or scheme to evade Rule 10b5-1. The real danger of terminating a plan arises if the insider promptly engages in market transactions or adopts a new plan. Such behavior could arouse suspicion that the insider is modifying trading behavior in order to benefit from nonpublic information. Accordingly, it is not advisable for insiders to terminate Rule 10b5-1 Plans except in unusual circumstances. Furthermore, the Company requires that the insider refrain from engaging in new trades or adopting a new Rule 10b5-1 Plan within 90 days of the termination of a prior plan.

To allow insiders to terminate Rule 10b5-1 Plans and avoid problems under the federal securities laws, such plans may include the following:

o	a provision expressly stating that the insider reserves the right to terminate the plan under certain specified conditions (in order to demonstrate that any termination is not inconsistent with the plan’s original terms);
o	a provision specifying that if the insider terminates the plan and subsequently adopts a new plan, that new plan will not take effect for a period of at least 45 days after its adoption; and/or
o	a provision automatically terminating the plan at some future date, such as a year after adoption.

If an insider establishes a new Rule 10b5-1 Plan after terminating a prior plan, then all the surrounding facts and circumstances, including the period of time between the cancellation of the old plan and the creation of the new plan, are relevant to a determination of whether the insider established the new Rule 10b5-1 Plan “in good faith and not as part of a plan or scheme to evade” the prohibitions of Rule 10b5-1.

●	Transactions Outside the Plan. Trading securities outside of a Rule 10b5-1 Plan should be considered carefully for several reasons: (1) the Rule 10b5-1 affirmative defense will not apply to trades made outside of the plan and (2) buying or selling securities outside a Rule 10b5-1 Plan could be interpreted as a hedging transaction. Hedging transactions with respect to securities bought or sold under the Rule 10b5-1 Plan will nullify the affirmative defense. Further, insiders should not sell securities that have been designated as Rule 10b5-1 Plan securities because any such sale may be deemed a modification of the plan. If the insider is subject to the volume limitations of Rule 144, the sale of securities outside the Rule 10b5-1 Plan could effectively reduce the number of shares that could be sold under the plan, which could be deemed an impermissible modification of the plan. Because trading securities outside of a Rule 10b5-1 Plan poses numerous risks, insiders are discouraged from engaging in securities transactions outside Rule 10b5-1 Plans once they are established.

Trading pursuant to Rule 10b5-1 Plans does not exempt individuals from complying with Section 16 reporting or short-swing profit rules or liability.

VI.Potential Criminal and Civil Liability and/or Disciplinary Action
A.SEC Enforcement Action

The adverse consequences of insider trading violations can be staggering and currently include, without limitation, the following:

1.	For individuals who trade on Material, Non-Public Information (or tip information to others):

●A civil penalty of up to three times the profit gained or loss avoided resulting from the violation;
●A criminal fine of up to $5.0 million (no matter how small the profit); and/or
●A jail term of up to 20 years.
2.	For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
●A civil penalty of up to the greater of $2.30 million or three times the profit gained or loss avoided as a result of the insider’s violation;
●A criminal penalty of up to $25.0 million; and/or
●The civil penalties may extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.
B.Disciplinary Action by the Company

Persons who violate this Policy shall be subject to disciplinary action by the Company, which may include termination or other appropriate action.

VII.Administration of the Policy

The Company’s Chief Compliance Officer is designated by the Board, and in his or her absence, any employee designated by the Chief Compliance Officer shall be responsible for administration of this Policy. All determinations and interpretations by the Chief Compliance Officer shall be final and not subject to further review.

* * * *

This document states a policy of Antero Resources Corporation and is not intended to be regarded as the rendering of legal advice.

Exhibit 19.1

ADDITIONAL COMPANY POLICY REGARDING TRADING IN COMPANY SECURITIES

From time to time, Antero Resources Corporation (the “Company”) may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable federal and state securities laws and rules when engaging in transactions in the Company’s securities.